UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

SUNCAR TECHNOLOGY GROUP INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G85727108

(CUSIP Number)

Andrew Hin Yeung Lo

Suite 2202, South Island Place

8 Wong Chuk Hang Road

Hong Kong, China

(852) 3556-0101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G85727108	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS KMBP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount consists of Class A Ordinary Shares of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the “Issuer”), directly held by KMBP Holdings Limited (“KMBP”). KMBP is a special purpose vehicle owned by China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P. (collectively, the “China Harvest Funds”). The general partner of each of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of KMBP is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital II Investment GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,976,250 issued and outstanding Class A Ordinary Shares reported by the Issuer as of March 30, 2023.

CUSIP No. G85727108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS China Harvest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer directly held by KMBP for which China Harvest Fund II, L.P. may be deemed to be a beneficial owner. KMBP is 97.44% owned by China Harvest Fund II, L.P. and 2.56% owned by China Harvest Co-Investors II, L.P. The general partner of China Harvest Fund II, L.P. is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of China Harvest Fund II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,976,250 issued and outstanding Class A Ordinary Shares reported by the Issuer as of March 30, 2023.

CUSIP No. G85727108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS China Harvest Co-Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer directly held by KMBP. KMBP is 2.56% owned by China Harvest Co-Investors II, L.P. and 97.44% owned by China Harvest Fund II, L.P. The general partner of China Harvest Co-Investors II, L.P. is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of China Harvest Co-Investors II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,976,250 issued and outstanding Class A Ordinary Shares reported by the Issuer as of March 30, 2023.

CUSIP No. G85727108	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS China Renaissance Capital Investment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer directly held by KMBP for which China Renaissance Capital Investment II, L.P. may be deemed to be a beneficial owner. KMBP is owned by the China Harvest Funds. The general partner of each of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of China Renaissance Capital Investment II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,976,250 issued and outstanding Class A Ordinary Shares reported by the Issuer as of March 30, 2023.

CUSIP No. G85727108	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS China Renaissance Capital Investment II GP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Ordinary Shares of the Issuer held directly by KMBP for which China Renaissance Capital Investment II GP may be deemed to be a beneficial owner. KMBP is owned by the China Harvest Funds. The general partner of each of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital Investment II GP. The voting power and investment power of each of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P. is exercised in accordance with the direction of the board of directors of China Renaissance Capital Investment II GP. The directors of China Renaissance Capital Investment II GP on the date hereof are Mark Qiu and Li Zhenzhi.

(2)	The percentage ownership calculation is based on 88,976,250 issued and outstanding shares of Class A Ordinary Shares reported by the Issuer as of March 30, 2023.

Item 1.  Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the Class A ordinary shares, $0.0001 par value per share (the “Class A Ordinary Shares”), of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the “Issuer”), with its principal executive offices located at c/o Shanghai Feiyou Trading Co., Ltd., 989 E. Hillsdale Blvd., Suite 209, 656 Lingshi Road, Jing’an District, Shanghai 200072, China. The Class A Ordinary Shares are listed on the Nasdaq Stock Market under the ticker symbol “SDA”. Information provided in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On May 17, 2023, the Issuer consummated its business combination (the “Business Combination”) pursuant to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among the Issuer, Goldenbridge Acquisition Limited, a British Virgin Islands company (“Goldenbridge”), SunCar Technology Global Inc., a Cayman Islands company and a wholly owned subsidiary of the Issuer, and Auto Services Group Limited, a Cayman Islands exempted company (“Auto Services”).

Item 2. Identity and Background

(a) This Statement is being filed by KMBP Holdings Limited (“KMBP”), China Harvest Fund II, L.P. (“CHFII”), China Harvest Co-Investors II, L.P. (“CHFII Co-Investors”), China Renaissance Capital Investment II, L.P. (“CHFII GP”), and China Renaissance Capital Investment II GP (“CHFII GPGP”) (collectively, the “Reporting Persons”).

(b) — (c), (f) KMBP, a British Virgin Islands exempted limited liability company, is a special purpose vehicle formed by CHFII and CHFII Co-Investors for the purpose of an investment in Auto Services in December 2012. KMBP is 97.44% owned by CHFII and 2.56% owned by CHFII Co-Investors. KMBP has its principal offices at Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

CHFII, a Cayman Islands exempted limited partnership which owns 97.44% of KMBP, is a private equity investment fund which is primarily focused on making investments in growth stage companies with substantial operations in China. CHFII has its principal offices at Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

CHFII Co-Investors, a Cayman Islands exempted limited partnership which owns 2.56% of KMBP, is a private equity investment fund which is primarily focused on making investments in growth stage companies with substantial operations in China. CHFII Co-Investors has its principal offices at Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

CHFII GP, a Cayman Islands exempted limited partnership, is the general partner of each of CHFII and CHFII Co-Investors. It has its principal offices at Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

CHFII GPGP, a Cayman Islands exempted company, is the general partner of CHFII GP. It has its principal offices at Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

The directors and executive officers of KMBP, CHFII, CHFII Co-Investors, CHFII GP and CHFII GPGP are set forth on Schedule I attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)           name;

(ii)          business address;

(iii)         present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)         citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On December 27, 2012, CHFII GPGP, pursuant to its authority under the limited partnership agreement of CHFII and the limited partnership agreement of CHFII Co-Investors, caused KMBP to purchase 121,000,531 Series B Preferred Shares of Auto Services Group Limited, a British Virgin Islands exempted company (“Old Auto Services”). Old Auto Services became Auto Services on February 16, 2022 by way of continuation in the Cayman Islands.

Upon the closing of the Business Combination (the “Closing”), each Series B Preferred Share of Auto Services was converted into one Ordinary Share of Auto Services. Simultaneously therewith, each such Auto Services Ordinary Share was converted into the right to receive a number of Class A Ordinary Shares of the Issuer equal to the Exchange Ratio. The “Exchange Ratio” was equal to approximately 0.1722 (as provided in the Merger Agreement).

The source of funds for the purchase in 2012 was the working capital of CHFII and CHFII Co-Investors, pro rata.

At the Closing, KMBP received 20,832,142 Class A Ordinary Shares or approximately 23.4% of the outstanding Class A Ordinary Shares.

CHFII and CHFII Co-Investors, as the sole shareholders of KMBP, may be deemed to be the beneficial owners of 20,832,142 Class A Ordinary Shares or approximately 23.4% of the outstanding Class A Ordinary Shares.

CHFII GP, as the general partner of each of CHFII and CHFII Co-Investors, and CHFII GPGP, as general partner of CHFII GP, may each be deemed to be the beneficial owner of 20,832,142 Class A Ordinary Shares or approximately 23.4% of the outstanding Class A Ordinary Shares.

Item 4.  Purpose of Transaction

This Statement relates to the acquisition of Class A Ordinary Shares by the Reporting Persons. Such Class A Ordinary Shares were acquired as merger consideration for securities acquired and held by the Reporting Persons through an investment in Auto Services, a party to the Business Combination, and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares in particular, other investment and business opportunities available to the Reporting Persons, tax considerations, as well as other developments and factors deemed relevant by the Reporting Persons. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may determine to dispose of some or all of the shares currently owned by the Reporting Persons either in the open market, in underwritten offerings, in block trades, in bought deals, or in privately negotiated transactions or by way of pro rata distributions-in-kind to the partners of CHFII and CHFII Co-Investors. The Reporting Persons may also distribute shares of KMBP to the partners of CHFII and CHFII Co-Investors. Depending on market conditions and other considerations, the Reporting Persons may also purchase or acquire additional Class A Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Ordinary Shares (which may include warrants, rights or other securities excercized for or convertible into securities of the Issuer).

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 88,976,250 Class A Ordinary Shares outstanding as set forth in the Issuer’s prospectus filed with the SEC on March 30, 2023. Such amount is subject to the assumptions therein set forth.

As of the date of this filing, KMBP holds 20,832,142 Class A Ordinary Shares, constituting approximately 23.4% of Class A Ordinary Shares issued and outstanding as of March 30, 2023. CHFII owns 97.44% of KMBP and CHFII Co-Investors is the owner of 2.56% of KMBP. CHFII GP is the general partner of CHFII and CHFII Co-Investors and CHFII GPGP is the general partner of CHFII GP.  Pursuant to the terms of the limited partnership agreements of CHFII and CHFII GP, CHFII, CHFII GP and CHFII GPGP share power with KMBP to direct the vote and disposition of the Class A Ordinary Shares held by KMBP and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Class A Ordinary Shares held by KMBP. CHFII Co-Investors, which owns 2.56% of KMBP, disclaims beneficial ownership of the Class A Ordinary Shares owned by KMBP. CHFII GPGP exercises its investment and voting power through its board of directors comprised of Mark Qiu and Li Zhenzhi, each of whom disclaims beneficial ownership of the Class A Ordinary Shares held by KMBP, except to the extent of their respective pecuniary interests therein.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Class A Ordinary Shares.

(d) The partners of CHFII and CHFII Co-Investors have the right to receive dividends on, or proceeds from the sale of, the Class A Ordinary Shares held by KMBP upon distribution from KMBP to CHFII and CHFII Co-Investors and further distribution from CHFII and CHFII Co-Investors to their partners. Coller Partners 715 LP Incorporated, a Guernsey limited partnership, has the right to receive dividends or sale proceeds from more than 5% of the Class A Ordinary Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, Goldenbridge, KMBP and certain other shareholders of Auto Services entered into a Shareholder Support Agreement pursuant to which the parties to the agreement agreed, among other things, to vote the shares of Auto Services held by them in favor of the Business Combination, subject to certain terms and conditions. The foregoing summary of the Shareholder Support Agreement is qualified by reference to the terms of the Shareholder Support Agreement, the form of which has been filed as exhibit 2 to this Statement.

Registration Rights

In accordance with the terms of the Merger Agreement, following the Closing and upon a written demand from KMBP, the Issuer has agreed to file a registration statement under Rule 415 of the Securities Act with the SEC covering some or all of the Class A Ordinary Shares held by KMBP (the “Registration Statement”), to use its commercially reasonable efforts to cause the Registration Statement to be declared effective promptly thereafter and to use its reasonable best efforts to, at its expense, cause the Registration Statement to remain effective for a period of at least 24 consecutive months after the initial effectiveness date or as long as KMBP remains an affiliate and cannot sell all of its shares pursuant to Rule 144 under the Securities Act during a three-month period (without any volume and other limits), if longer. KMBP shall have the right to request the Issuer to file up to three such registration statements. The Issuer has agreed to facilitate underwritten offerings and/or unlimited shelf takedowns as the case may be. The Issuer has agreed to also facilitate in-kind distributions to KMBP’s partners, members or shareholders including through filing one or more registration statements, prospectus supplements or post-effective amendments to an existing registration statement. For a period of five years following the Closing, KMBP will have the right to include any of its remaining Class A Ordinary Shares as part of any other registration of securities filed by the Issuer. The foregoing summary of the registration rights contained in the Merger Agreement is qualified by reference to the terms of the Merger Agreement, which has been filed as exhibit 3 to this Statement.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among KMBP Holdings Limited, China Harvest Fund II, L.P., China Harvest Co-Investors II, L.P., China Renaissance Capital Investment II, L.P. and China Renaissance Capital Investment II GP
2.	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Goldenbridge with the Securities & Exchange Commission on May 26, 2022)
3.	Agreement and Plan of Merger dated May 23, 2022 (incorporated by reference to Exhibit 2.1 to the Goldenbridge Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023
KMBP Holdings Limited

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Harvest Fund II, L.P.

By China Renaissance Capital Investment II, L.P., its general partner
By China Renaissance Capital Investment II GP, its general partner

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Harvest Co-Investors II, L.P.

By China Renaissance Capital Investment II, L.P., its general partner
By China Renaissance Capital Investment II GP, its general partner

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Renaissance Capital Investment II, L.P.

By China Renaissance Capital Investment II GP, its general partner

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

China Renaissance Capital Investment II GP

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of KMBP Holdings Limited are set forth below. Unless otherwise noted, each of these persons is a Chinese citizen and has a business address of Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

Name	Position with Reporting Person	Principal Occupation
Mark Qiu	Director	Chief Executive Officer China Renaissance Capital Investment Inc.

The business and operations of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P. are managed by its general partner China Renaissance Capital Investment II, L.P. which in turn is managed by its general partner China Renaissance Capital Investment II GP, whose executive officers and directors are set forth below.

The names and present principal occupations of each of the executive officers and directors of China Renaissance Capital Investment II GP are set forth below. Each of these persons is a Chinese citizen and has a business address of Suite 2202, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

Name	Position with Reporting Person	Principal Occupation

Mark Qiu	Director	Director China Renaissance Capital Investment Inc.

Li Zhenzhi	Director	Director China Renaissance Capital Investment Inc.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among KMBP Holdings Limited, China Harvest Fund II, L.P., China Harvest Co-Investors II, L.P., China Renaissance Capital Investment II, L.P., and China Renaissance Capital Investment II GP
2.	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Goldenbridge with the Securities & Exchange Commission on May 26, 2022)
3.	Agreement and Plan of Merger dated May 23, 2022 (incorporated by reference to Exhibit 2.1 to the Goldenbridge Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2022)